360 Funds

August 6, 2020

U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office

100 F Street N.E.
Washington DC 20549
Phone | 202.551.6769

Attention:	Deborah O’Neal

Re:	360 Funds (the “Trust”) Request for Acceleration of the Effective Date of Form N-14/A filed on August 7, 2020 (“Proxy Statement/Prospectus”) Pertaining to the Reorganization of the Timber Point Alternatives Fund into the Timber Point Global Allocations Fund, both series of the Trust

Dear Ms. O’Neal:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Form N-14/A Proxy Statement/Prospectus which was filed with the U.S. Securities Exchange Commission on August 7, 2020 via EDGAR be accelerated so that the same will become effective at 5:00 p.m. Eastern Time, Friday, August 7, 2020, or as soon thereafter as practicable.

If you have any questions concerning this request, please do not hesitate to contact John Lively at 913.660.0778.

360 Funds

/s/ Randall Linscott
By: Randall K. Linscott
Title: President

Matrix 360 Distributors, LLC

/s/ Brandon J. Byrd
By: Brandon J. Byrd
Title: President